Exhibit 21.1

Subsidiaries of the Registrant

Entity Name	Jurisdiction of Organization
ProKidney Corp. GP Limited	Ireland
ProKidney LP	Ireland
ProKidney (f/k/a RegenMed (Cayman) Ltd.)	Cayman Islands
ProKidney, LLC (f/k/a Twin City Bio LLC)	Delaware
ProKidney Acquisition Company, LLC	Delaware
ProKidney Acquisition Company II, LLC	Delaware